16009122



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45640 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KA Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Avenue of the Stars, Third Floor
(No. and Street)

| Los Angeles | CA | 90067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Stapleton (310) 284-5520
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

| 2049 Century Park East, Suite 300 | Los Angeles | CA | 90067 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KA Associates, Inc., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIANA ASHLEY AVALOS
Commission # 2088465
Notary Public - California
Los Angeles County
My Comm. Expires Nov 1, 2018

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# KA Associates, Inc.

**Report Pursuant to Rule 17a-5**
**Statement of Financial Condition**
**June 30, 2016**

# KA Associates, Inc.
## Index
## June 30, 2016

**Page(s)**

MARCUM
ACCOUNTANTS ▲ ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders
of KA Associates, Inc.

We have audited the accompanying financial statements of KA Associates, Inc. which comprise the statement of financial condition as of June 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. KA Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KA Associates, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (exemption) and Schedule III – Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of KA Associates, Inc.'s financial statements The supplemental information is the responsibility of KA Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule

17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Los Angeles, CA
August 26, 2016

# KA Associates, Inc.
## Statement of Financial Condition
## June 30, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Cash at broker | $ | 846,313 |
| Withdrawal receivable from limited partnership | | 85,451 |
| Due from related party | | 4,000 |
| Commissions receivable | | 2,000 |
| Prepaid expenses | | 7,522 |
| Clearing deposit at broker | | 75,000 |
| Other assets | | 9,420 |
| Total Assets | $ | 1,029,706 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities | | |
| Due to related party | $ | 223,397 |
| Accrued expenses | | 9,404 |
| Total liabilities | | 232,801 |
| Stockholders' equity | | |
| Common stock, no par value; authorized, issued and outstanding 7,225 shares | | 219,285 |
| Retained earnings | | 577,620 |
| Total stockholders' equity | | 796,905 |
| Total Liabilities and Stockholders' Equity | $ | 1,029,706 |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

### Nature of Operations

KA Associates, Inc. (the "Company") is a corporation organized under the laws of the state of Nevada on January 25, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker dealer and clears its securities transactions on a fully disclosed basis with a clearing broker.

### Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### Cash at Broker

The Company maintains its cash balance with National Financial Services LLC ("NFS"), a major financial institution. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

### Clearing Deposit at Broker

The Company is required to maintain a clearing deposit account pursuant to its securities clearance agreement with NFS. The required deposit is subject to increase based on changes in the mix of securities transactions executed by the Company's customers. At June 30, 2016, the cash deposit required was $75,000.

### Commissions Receivable

Commissions receivable represent commissions earned by the Company from brokerage transactions not yet received from the clearing broker. No allowance was deemed necessary as of June 30, 2016 since the Company has determined all commissions receivable to be collectible.

### Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2016, the Company holds no investment in limited partnership as further described below under the section entitled Investment in Limited Partnership. At June 30, 2016 all assets and liabilities of the Company are carried at cost which approximates fair value.

**Investment in Limited Partnership**

The Company records net unrealized appreciation (depreciation) on its investment in limited partnership based on its proportionate share of the aggregate amount of appreciation (depreciation) recorded by the limited partnership. It includes the Company's share of interest and dividend income and expense and realized and unrealized gains and losses on securities held by the limited partnership, net of operating expenses and fees. Realized gain on withdrawals from the limited partnership is recognized on a cost recovery basis, net of related changes in unrealized appreciation.

Fair value of the investment in limited partnership during the year ended June 30, 2016 was determined using the net asset valuation provided by the limited partnership's administrator, which was calculated in a manner consistent with GAAP for investment companies. The Company requested a full withdrawal from the limited partnership as of June 30, 2016 at the then reported net asset valuation, of which $85,451 remains receivable from the limited partnership and is included in the Withdrawal receivable from limited partnership line item in the Statement of Financial Condition.

**Revenue Recognition**

Commission and interest sharing revenue and related clearing charges on customers' introduced trades and accounts are recorded on an accrual basis of accounting. Syndicate revenues are recorded on a trade date basis.

**Income Taxes**

The Company has elected S Corporation status for federal and state tax purposes whereby taxable income is reported by the Company's stockholders. The Company is subject to California state franchise tax at the rate of 1.5% of taxable income.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company determined that no reserve is required at June 30, 2016. As of June 30, 2016, the Company remains subject to examination by various tax jurisdictions for the year 2011 and going forward. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Off Balance Sheet Risk, Concentration Risk, and Regulatory Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the Company's customers' money balances and long and short security positions and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein, pursuant to the clearance agreement between the Company and its clearing broker, the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. Additionally, in accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Company maintains its cash balance with its clearing broker. At June 30, 2016, the Company's cash balance was in excess of the FDIC insured limit. The Company is subject to the counterparty risk to the extent that its clearing broker is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of its clearing broker and does not anticipate any losses from this counterparty.

The Company is required to be compliant with FINRA and SEC requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company's net capital was $615,512 which was $599,992 in excess of its minimum requirement of $15,520, and the Company's percentage of aggregate indebtedness to net capital was 37.8%.

The Company is subject to SEC Rule 17a-5(d). This rule requires the Company to file its annual audited financial statements and certain supporting schedules with the SEC.

The Company is also required, pursuant to its securities clearance agreement with NFS, to maintain net capital in an amount which is the greater of the Company's net capital requirement as calculated in accordance with Uniform Net Capital Rule 15c3-1 and an amount determined in the sole discretion of NFS, within its reasonable business judgment. At June 30, 2016, the minimum net capital required by NFS is $150,000 and the Company's net capital in excess of its requirement with NFS was $465,512.

## 3. Related-Party Transactions

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by Kayne Anderson Capital Advisors, L.P. ("KACALP"), an affiliate of the Company by virtue of common control. For the year ended June 30, 2016, expenses allocated from this related party totaled $257,951.

For the year ended June 30, 2016, approximately 31% of the Company's commission revenues were from introducing trades of shareholders and KACALP employees.

The Company may participate as a selling group member in a secondary offering of KACALP related closed-end funds or initial public offering of a KACALP private equity portfolio company. For the shares that it places, the Company earns syndication revenue. During the year ended June 30, 2016, the Company did not earn any syndication revenue.

KACALP also reimburses the Company for private placement fees. The clearing broker charges the Company fees for recording customers' initial investment in KACALP private limited partnerships. Fees are also charged on all subsequent contributions and withdrawals. The amount of reimbursement was $7,150 for the year ended June 30, 2016. As of year-end, KACALP has reimbursed all private placement fees for the year ended June 30, 2016.

## 4. Exemption From Rule 15c3-3(k)(2)(ii)

The Company is claiming exemption from the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 5. Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to June 30, 2016 through August 26, 2016, the date these financial statements were approved by management and available for issuance. During this period, there have been no material events that would require recognition or disclosure in these financial statements.